Exhibit 12.1

INGERSOLL-RAND PLC

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings (loss) from continuing operations before income taxes	$562.3	$207.8	$613.3	$1,010.7	$594.3	$(2,693.7)	$989.9
(Earnings) losses from equity method investees	0.9	(8.2)	(5.7)	(11.5)	(8.0)	(3.4)	(1.6)

Sub-total	563.2	199.6	607.6	999.2	586.3	(2,697.1)	988.3
Fixed charges	162.5	173.1	341.4	350.3	366.8	292.0	160.2
Dividend from equity method investees	2.1	2.5	11.1	12.3	11.2	13.3	—
Capitalized interest	(0.1)	—	(0.1)	—	(0.7)	(1.0)	(0.6)

Total earnings (loss)	$727.7	$375.2	$960.0	$1,361.8	$963.6	$(2,392.8)	$1,147.9

Fixed charges:
Interest expense *	$131.5	$140.0	$280.0	$283.2	$301.6	$243.2	$136.1
Capitalized interest	0.1	—	0.1	—	0.7	1.0	0.6
Rentals (one-third of rentals)	30.9	33.1	61.3	67.1	64.5	47.8	23.5

Total fixed charges	$162.5	$173.1	$341.4	$350.3	$366.8	$292.0	$160.2

Ratio of earnings to fixed charges (1)	4.5	2.2	2.8	3.9	2.6	—	7.2

Deficiency in the coverage of fixed charges by earnings before fixed charges						$(2,684.8)

*	Includes interest expense on all third-party indebtedness, and excludes interest related to unrecognized tax benefits which is reported as income tax expense.

(1)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated where earnings consists of (1) earnings from continuing operations before income taxes (excluding earnings from equity investments) plus (2) fixed charges less interest capitalized for the period. Fixed charges consist of (a) interest, whether expensed or capitalized, on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.